GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

May 27, 2010

VIA EDGAR

Mr. Ajay Koduri
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:       Supplemental Letter for Acceleration Request
GCI, Inc.
Registration Statement on Form S-4 (Registration No. 333-165734)

Dear Mr. Koduri:

Transmitted herewith is a request for acceleration of the effective date of the Registration Statement on Form S-4 (Registration No. 333-165734) (the “Registration Statement”).  In connection with the acceleration request, GCI, Inc. (the “Issuer”) hereby acknowledges as follows:

1.
Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Issuer may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (907) 868-5600 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

GCI, Inc.

By: /s/ John M. Lowber       _____________
John M. Lowber
Secretary, Treasurer and Director